UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

        Buenos Aires, December 27th 2017

GAL NOTE N°155/17

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Technical and Marketable Securities Management

Ref.: EDENOR S.A. - Material fact

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) (the “Company”) Individual Taxpayer Identification Number 30-65511620-2, domiciled at del Libertador Avenue 6363, Autonomous City of Buenos Aires, in compliance with applicable laws and regulations and in connection with the Material Fact published last March 30th 2017 by which it was informed the decision of the Board of Directors of Electricidad Argentina S.A. (EASA)-  company holding the totality of class A stock shares representing 51% of EDENOR’s share capital- to approve ad referendum to the corresponding assembly resolutions and the respective approvals from the Controlling authority, the  merger by absorption between Central Térmica Loma de la Lata (CTLL), as surviving and merging company – controlled by Pampa Energía S.A, and EASA and IEASA S.A. (IEASA), the latter EASA’s majority shareholder-  as merged companies, which will be dissolved without liquidation. In this regard, we hereby inform that today EDENOR was notified of the issuance of Resolution Number 2017-501-APN-MEM which accepts the authorization request for the modification of the Company holding Edenor’s Class A shares. Notwithstanding the above and in accordance with the aforesaid, the final control of the Company is kept and headed by Pampa Energía S.A.

Yours faithfully,

                                                                      Carlos Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 28, 2017